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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                          LOCKHEED MARTIN CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                                $1.00 PAR VALUE
                        (Title of Class of Securities)

                                --------------

                                  572900 10 8
                                (CUSIP Number)

                           GENERAL ELECTRIC COMPANY
                      (Name of Persons Filing Statement)

                               ROBERT E. HEALING
                           GENERAL ELECTRIC COMPANY
                             3135 Easton Turnpike
                              Fairfield, CT 06431
                            Tel. No.: 203-373-2243
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               November 17, 1997
                    (Date of Event which Requires Filing of
                                this Statement)

                                --------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                                 SCHEDULE 13D

CUSIP No.   572900 10 8

    1     NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   GENERAL ELECTRIC COMPANY IRS NO. 14-0689340

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

                   NA

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                        NEW YORK


                                 7     SOLE VOTING POWER


                                       0 (SEE ITEM 6)

                                 8     SHARED VOTING POWER

                                       --
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH       9     SOLE DISPOSITIVE POWER
   REPORTING PERSON WITH
                                       0 (SEE ITEM 6)

                                 10    SHARED DISPOSITIVE POWER

                                                                 --
   11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

   12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
                CERTAIN SHARES*

   13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0%

   14           TYPE OF REPORTING PERSON*

                CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


               GE hereby amends and supplements the Statement on Schedule 13D filed on April 12, 1993 (the "Original Statement") as amended on August 29, 1994 ("Amendment No. 1") and November 4, 1997 ("Amendment No. 2") with respect to the common stock, $1.00 par value per share, of Lockheed Martin Corporation, a Maryland corporation and the successor of Martin Marietta Corporation ("Lockheed Martin"), held by GE and certain of its subsidiaries as set forth in this third and final amendment ("Amendment No. 3").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

               Item 4.  Purpose of Transaction.

               The response set forth in Item 4 of the Original Statement, as previously amended and supplemented, is hereby incorporated herein by reference and is amended and supplemented by the following:

               On November 17, 1997, pursuant to the Contribution Agreement, on terms and subject to the conditions set forth therein, Lockheed Martin contributed to LMT Sub substantially all of the assets used or held for use primarily in the conduct of two of Lockheed Martin's businesses along with a certain number of shares of common stock of Globalstar Telecommunications Limited and an amount in cash.

               On November 17, 1997, following the consummation of the closing under the Contribution Agreement and pursuant to the Exchange Agreement, on terms and subject to the conditions set forth therein, Lockheed Martin exchanged all of the issued and outstanding capital stock of LMT Sub for all of the Series A Convertible Preferred Stock par value $1.00 per share (the "Preferred Stock") of Lockheed Martin then owned by GE and certain of its subsidiaries. Thus, upon consummation of the transactions contemplated by the Exchange Agreement, GE and all of its subsidiaries have disposed of their entire equity interest in Lockheed Martin.

               Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5 of the Original Statement, as previously amended and supplemented, is hereby incorporated herein by reference and is amended and supplemented by the following:

               (c) On November 17, 1997, Lockheed Martin exchanged all of the issued and outstanding capital stock of LMT Sub for all of the Preferred Stock of Lockheed Martin then owned by GE and certain of its subsidiaries. Following this transaction, GE holds no outstanding shares of Common Stock, and accordingly, this Statement on Schedule 13D is hereby terminated.

               Except for the transactions contemplated by the Exchange Agreement described in Item 4 and the transactions set forth on Schedule A, there have been no transactions in the Common Stock of Lockheed Martin by GE in the last 60 days.



                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 1997

                                   GENERAL ELECTRIC COMPANY


                                   By: /s/ Robert E. Healing
                                       ---------------------------------
                                       Name: Robert E. Healing
                                       Title:   Corporate Counsel


                                                                    SCHEDULE A


                         TRANSACTIONS IN COMMON STOCK
                  OF LOCKHEED MARTIN SINCE SEPTEMBER 17, 1997
                           BY GE OR ITS SUBSIDIARIES


               I. All of the dispositions of Common Stock of Lockheed Martin set forth below were made by Employers Reinsurance Corporation and GE Capital Mortgage Corporation, two wholly owned subsidiaries of GE.

                  Number of
  Date of        Common Stock      Nature            Price        Aggregate
Transaction      Shares Sold       of Sale         Per Share      Sale Price
-----------      ------------      -------         ---------      ----------
  11/5/97            20,000      open market        $98.697     $1,973,940.00
  11/6/97            17,600      open market         97.474      1,715,542.40
  11/7/97            82,400      open market         95.231      7,847,034.40
  11/7/97            35,000      open market         95.075      3,327,625.00
                    -------                                    --------------
                    155,000                                    $14,864,141.80
                    =======                                    ==============